UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ______________________

Commission file number 1-14050

A.  Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

Lexmark Savings Plan

B.  Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550

Form 11-K
Lexmark Savings Plan
December 31, 2005
____

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule*:

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Exhibits:

Consent of Independent Registered Public Accounting Firm

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Lexmark Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lexmark Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Lexington, Kentucky
June 26, 2006

LEXMARK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

(in thousands of dollars)
_____

	2005	2004
Assets

Investments	$509,278	$518,054
Receivables:
Employer	621	-
Other	91	50
Total receivables	712	50
Total assets	509,990	518,104

Liabilities
Other payables	164	191
Total liabilities	164	191
Net assets available for benefits	$509,826	$517,913

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

(in thousands of dollars)
_____

2005

Additions to net assets attributed to:	$18,515
Investment income from interest and dividends
Contributions:
Employer	10,216
Participants	32,890
Total contributions	43,151
Total additions	61,666

Deductions from net assets attributed to:
Benefits paid to participants	(41,063)
Net depreciation in fair value of investments	(28,607)
Administrative expenses	(83)
Total deductions	(69,753)
Net decrease	(8,087)

Net assets available for benefits:
Beginning of year	517,913
End of year	$509,826

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

1.	Plan Description

The Lexmark Savings Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is a contributory defined contribution plan in which all U.S. employees of Lexmark International, Inc. (the “Company” or “Employer”) and certain designated U.S. subsidiaries of the Company who are: (i) compensated by salary or by commission, or partly by salary and partly by commission, (ii) eligible for full medical coverage by the Company or its designated U.S. subsidiary, (iii) subject to the periodic performance evaluation process established by the Company or its designated U.S. subsidiary and (iv) included in a classification of employees that is eligible under the rules and regulations established by the Company or its designated U.S. subsidiary to participate in "time off with pay" benefits such as vacation, sick leave and personal leave, are eligible to participate.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of 50% of total annual eligible compensation up to a maximum of $14,000 and $13,000 for the Plan years ending December 31, 2005 and 2004, respectively. The maximum employee contribution is $15,000 for the 2006 Plan year. All employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ending December 31, 2005 and 2004 were eligible to make catch-up contributions up to $4,000 and $3,000, respectively. The catch-up contribution amount for 2006 is $5,000. The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period. The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (rollover contributions). Rollover contributions, included in Participant Contributions on the Statement of Changes in Net Assets Available for Benefits, totaled $2,519,790 for the year ended December 31, 2005.

A participant can designate and change on a daily basis the proportions in which his/her pretax contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds. The minimum allocation to each Fund is 1%.

If a participant contributes to the Plan, the Company match is calculated such that the participant receives 50% of up to the first 6% of the participant's compensation contributed on an annual basis, regardless of the manner in which it is contributed during the year. Matching contributions may be allocated to the investment funds in any manner desired by the participants, subject to the requirements set forth in the paragraph above.

Allocations to Participants

Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis. The investment fund options provided by the Trustee are mutual funds, except for the Lexmark Stock Fund which is a direct purchase stock fund and the Fixed Income Fund which is a commingled fund.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

1.	Plan Description, continued

Vesting

Participants are fully vested in their contributions and earnings thereon at all times. Participants become fully vested in the Company's matching contributions and earnings thereon upon completing three years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first.

Withdrawals

A participant who has attained age 59½ may withdraw in cash part (minimum of $500) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. Earnings and matching contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $5,000 ($1,000, effective for distributions made on or after March 28, 2005), the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $5,000 ($1,000, effective for distributions made on or after March 28, 2005), such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $5,000 or less (prior to March 28, 2005), the portion of the balance attributable to rollover contributions and allocable earnings will not be considered.

Effective for distributions made on and after March 28, 2005, the $5,000 limit is reduced to $1,000 and includes amounts attributable to rollover contributions and earnings thereon.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A Common Stock. Fractional shares are distributed in cash.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

1.	Plan Description, continued

Participant Loans

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment. Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may prepay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan administrator. The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the first day of the quarter in which the loan is made plus 1.25%. As of December 31, 2005, loan interest rates in effect ranged from 5.25% to 10.75% with various maturity dates through January 16, 2011. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.

Forfeitures

Any portion of a participant's account balance in which the participant is not vested upon termination of employment constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment. Forfeitures are applied to reduce administrative fees that would otherwise be assessed against participants' accounts. Any remaining forfeitures during any Plan year are applied to the Company's matching contribution obligation. Forfeitures were $138,044 for the Plan year ended December 31, 2005. Forfeited nonvested accounts totaled $118,100 and $71,390 as of December 31, 2005 and 2004, respectively. During 2005, $93,147 of forfeited balances were used to offset the Company’s matching contributions and administrative fees.

Exchanges

A participant may reallocate his/her account balance among the various investment options on a daily basis; however, there are certain restrictions that apply to participant exchanges. A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund or the Fidelity Freedom Income Fund because these are considered "competing," or similar, funds. Funds must first be transferred from the Fixed Income Fund to a "non-competing" fund for at least 90 days.

In addition, certain funds require the participant to pay a redemption fee if contributions or exchanges into that fund are exchanged out of that fund within a specified time period, typically 90 days or less.

With regard to the Lexmark Stock Fund, a participant may not exchange all or any portion of his/her account balance into the Lexmark Stock Fund from the first day of the last month of each quarter until after that quarter's earnings results for the Company are announced (the "Window Period"). A participant may make unlimited exchanges out and one exchange into the Lexmark Stock Fund per quarter. However, participants still may not make an exchange into the Lexmark Stock Fund during Window Periods. Senior managers and executives may not exchange into or out of the Lexmark Stock Fund during Window Periods. All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain plan sponsor approval for transactions that involve the Lexmark Stock Fund.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

2.	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods. Actual results could differ from those estimates. The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements:

Valuation of Investments

Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Investments in benefit-responsive guaranteed investment contracts (GICs) are stated at contract value, which represents deposits received and interest earned at guaranteed rates. A penalty or adjustment may be imposed for early withdrawal or termination of certain GICs. The Plan enters into synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Plan. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the commingled trust security or securities held in trust. The underlying financial instruments held in trust and the wrapper contract are presented together in the financial statements at contract value. The fair market value of these contracts was $83,934,378 and $90,005,914 as of December 31, 2005 and 2004, respectively.

The interest crediting rates for the synthetic GICs ranged from 3.8% to 5.1% and 3.6% to 4.7% as of December 31, 2005 and 2004, respectively. The average annual yields for the synthetic GICs ranged from 3.8% to 5.0% and 3.5% to 5.0% as of December 31, 2005 and 2004, respectively.

The Lexmark Class A Common Stock is stated at fair market value as quoted by the New York Stock Exchange.

Participant loans, short-term investments and cash are stated at cost, which approximates fair market value.

Fair market value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy. Changes in the fair market value could significantly affect the Plan's net assets available for benefits.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

2.	Summary of Significant Accounting Policies, continued

Net Appreciation/Depreciation

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

3.	Investments

The investments that represent 5% or more of the Plan's net assets as of the beginning of the plan year at December 31, 2005 and 2004 are as follows (amounts in thousands of dollars, except share data):

	2005	2004
Investments at Fair Market Value:
*Lexmark Stock Fund (Class A Common Stock 1,009,762 and 1,171,328 shares, respectively)	$45,268	$99,563
*Fidelity Management and Research Company:
Low-Priced Stock Fund (1,783,575 and 1,718,591 shares, respectively)	72,841	69,173
Equity-Income Fund (968,107 and 972,509 shares, respectively)	51,097	51,329
Spartan U.S. Equity Index Fund (765,466 and 770,891 shares, respectively)	33,803	33,040
Contrafund (803,584 and 663,499 shares, respectively)	52,040	37,647
Diversified International Fund (1,219,162 and 987,332 shares, respectively)	39,672	28,277
Vanguard Growth and Income Fund (498,577 and 475,138 shares, respectively)	25,966	23,752
*Other investments at fair market value (individually less than 5% of net assets)	103,988	86,478
Total investments at fair market value	424,675	429,259
Investments at Contract Value:
Fixed Income Fund:
Monumental:
Synthetic GIC including Wellington Separate Account and Wrap Agreement Contract #MDA-00546TR at 5.1% and 4.7% as of December 31, 2005 and 2004, respectively. Wrapper fair market value of $(7) and $(592) as of December 31, 2005 and 2004, respectively.	34,344	32,671
Other investments at contract value (individually less than 5% of net assets)	50,259	56,124
Total investments at contract value	84,603	88,795
Total investments	$509,278	$518,054
* Parties-in-interest to the Plan.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

3.	Investments, continued

For the year ended December 31, 2005, the Plan's investments (including investments bought, sold and held during the year) (depreciated) appreciated in value as follows:

2005

Lexmark Class A Common Stock	$(43,231)
Mutual Funds	14,624

Net depreciation in fair market value of investments	$(28,607)

4.	Administrative Expenses

Expenses for administration of the Plan are paid jointly by participants and the Company. Participants pay an annual participant fee (to the extent one is charged); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. During 2005, participants were not required to pay an annual participant fee. All other fees are paid by forfeitures to the extent available, and thereafter by the Company. Certain administrative services are provided at no cost to the Plan by the Company.

5.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 18, 2003, that the Plan and related trust, each as amended prior to April 18, 2003, are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"), as amended, and are tax exempt under section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. Accordingly, a provision for federal income taxes has not been made.

Participants will not be subject to income tax withholding for deferred compensation, unless required by state or local authority.

A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the account, in whole or in part.

6.	Plan Termination

The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

7.	Concentration of Credit Risk

Plan assets are invested in various financial instruments that contain some degree of credit risk. There is a concentration of credit risk as 9% and 19% of Plan assets are invested in Lexmark Class A Common Stock as of December 31, 2005 and 2004, respectively.

8.	Investment Risk

The Plan provides for various investment options in the Company's Class A Common Stock and a number of mutual and commingled funds that invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

9.	Related Parties and Party-in-Interest Transactions

At December 31, 2005 and 2004, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company ("FMR"), an affiliate of Fidelity Management Trust Company ("FMTC"), the Plan's trustee. Fidelity Investments Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

At December 31, 2005, the Plan held 1,009,762 shares of Lexmark Class A Common Stock valued at $45,267,651. At December 31, 2004, the Plan held 1,171,328 shares of Lexmark Class A Common Stock valued at $99,562,864.

10.	Recent Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position ("FSP") AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the Investment Company Guide and Defined-Contribution  Health and Welfare and Pension Plans, which amends the guidance in SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Plans. The FSP amends the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts.  The FSP is effective for plan years ending after December 15, 2006.  The Company is currently evaluating the provisions of FSP AAG INV-1 and SOP 94-4-1.

11.	Subsequent Events

    Effective April 3, 2006, the Company began an automatic 1% employer contribution into the Plan along with an additional 100% employer matching contribution of up to the first 5% of the participant’s compensation contributed (previously 50% of up to the first 6% of the participant's compensation contributed) on an annual basis. The Company may contribute an additional discretionary contribution. Effective January 1, 2007, participants will immediately vest in employer contributions, other than any discretionary contributions that may be made to the Plan.  Discretionary contributions remain subject to a three-year vesting requirement.

SUPPLEMENTAL SCHEDULE

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

(A)	(B)	(C)	(D)	(E)

	Identity of issuer, borrower, lessor or similar party	Description of investment	Cost**	Current value
	Lexmark Class A Common Stock
*	Managed by Fidelity Management and Research Co.	Lexmark Stock Fund (Class A common stock) 1,009,762 shares		$ 45,267,651
	Mutual Funds
*	Managed by Fidelity Management and Research Co.	Contrafund 803,584 shares		52,040,069
*	Managed by Fidelity Management and Research Co.	Equity-Income Fund 968,107 shares		51,096,669
*	Managed by Fidelity Management and Research Co.	Low-Priced Stock Fund 1,783,575 shares		72,841,206
*	Managed by Fidelity Management and Research Co.	Diversified International Fund 1,219,162 shares		39,671,526
*	Managed by Fidelity Management and Research Co.	Freedom Income Fund 136,815 shares		1,555,582
*	Managed by Fidelity Management and Research Co.	Freedom 2000 Fund 331,369 shares		4,046,014
*	Managed by Fidelity Management and Research Co.	Freedom 2010 Fund 789,232 shares		11,088,712
*	Managed by Fidelity Management and Research Co.	Freedom 2020 Fund 772,500 shares		11,363,473
*	Managed by Fidelity Management and Research Co.	Freedom 2030 Fund 761,159 shares		11,432,611
*	Managed by Fidelity Management and Research Co.	Freedom 2040 Fund 280,779 shares		2,479,275
*	Managed by Fidelity Management and Research Co.	Freedom 2005 Fund 48,404 shares		538,251
*	Managed by Fidelity Management and Research Co.	Freedom 2015 Fund 110,034 shares		1,270,898
*	Managed by Fidelity Management and Research Co.	Freedom 2025 Fund 81,592 shares		975,841
*	Managed by Fidelity Management and Research Co.	Freedom 2035 Fund 56,583 shares		692,010
*	Managed by Fidelity Management and Research Co.	Retirement Govt. Money Market Portfolio 11,417,400 shares		11,417,400
*	Managed by Fidelity Management and Research Co.	Spartan U.S. Equity Index Fund 765,466 shares		33,802,976
*	Managed by Fidelity Management and Research Co.	Cash Reserves Fund		1,642
	Managed by Pacific Investment Management Company LLC	PIMCO Total Return Fund Inst 1,257,806 shares		13,206,963
	Managed by Pacific Investment Management Company LLC	PIMCO High Yield Fund Inst 579,332 shares		5,631,110
	Managed by The Vanguard Group	Growth & Income Fund 498,577 shares		25,965,914
	Managed by The Vanguard Group	Explorer Fund 137,222 shares		9,593,178
	Managed by The Vanguard Group	Windsor II Fund 7,214 shares		401,219
	Managed by American Beacon Funds	Small Cap Value Fund 458,754 shares		9,188,834
*	Managed by Fidelity Management and Research Co.	Short-Term Interest Bearing Funds		2,170,139
*	Participant Loans	Loans receivable - interest rates at prime plus 1.25%; ranging from		6,935,374
		5.25% to 10.75%, maturing at various dates through January
	Fixed Income Fund:
	Managed by Invesco & Wellington Management Company, LLP

	Bank of America	Synthetic GIC Wrap Agreement Contract #01-205 at 4.1%		84,447
	INVESCO	INVESCO AAA ABS Group Trust		9,580,492
				9,664,939

	ING Life Insurance & Annuity Company	Synthetic GIC Wrap Agreement Contract #60009 at 4.3%		77,326
	Colchester Money Market Fund	Short-term Investment Fund		59,228
	AB-Home EqSrSub	4.5800% 07-25-2035		743,424
	MBSN AGY PAC	4.5000% 05-15-2027		984,638
	MBSN AGY PAC	4.0000% 02-15-2010		387,026
	CMBS AGY MF BLN	6.6300% 08-01-2009		972,561
	US Treas Note	3.3800% 09-15-2009		439,502
	US Treas Note	4.0000% 04-15-2010		2,286,293
				5,949,998

	IXIS Financial Products	Synthetic GIC Wrap Agreement Contract #1806-01 at 4.0%		131,881
	Colchester Money Market Fund	Short-term Investment Fund		201,963
	MBS AGY HYB PP	4.3700% 10-01-2033		554,861
	MBS AGY HYB PP	4.5100% 11-01-2033		716,094
	AB-Home Eq Agy	4.7800% 11-25-2033		337,268
	MBSN NAG PT ARM	4.4700% 07-25-2034		614,264
	US Treas Note	3.3800% 09-15-2009		6,250,695
	US Treas Note	4.0000% 04-15-2010		397,616
				9,204,642

	JPMorgan Chase Bank	Synthetic GIC Wrap Agreement Contract #ALEX-T at 3.8%		297,038
	Colchester Money Market Fund	Short-term Investment Fund		74,915
	CMBS CONDUIT	6.6400% 01-17-2032		1,311,931
	CMBS CONDUIT	6.4600% 05-15-2032		1,037,851
	MBSN AGY PAC	5.0000% 04-15-2025		841,172
	MBSN AGY NAS	5.0000% 11-15-2034		917,850
	MBS AGY HYB PP	4.1600% 09-01-2033		732,463
	CMBS AGY MF FIX	7.3000% 05-25-2010		1,100,584
	AB-Agy Stud Ln	4.4100% 07-25-2025		1,000,155
	US Treas Note	3.3800% 09-15-2009		390,668
	US Treas Note	4.0000% 04-15-2010		1,938,379
				9,643,006

	State Street Bank & Trust Company	Synthetic GIC Wrap Agreement Contract #101068 at 4.5%		69,247
	Colchester Money Market Fund	Short-term Investment Fund		2,147,991
	AB-Prime Auto	3.9500% 04-15-2011		734,679
	CMBS CONDUIT	7.4400% 08-15-2031		1,079,372
	AB-Mon Cred Cd	4.9000% 03-15-2010		1,003,429
	CMBS CONDUIT	6.4800% 05-17-2040		992,475
	MBSN AGY HYBRID	6.0700% 08-01-2031		87,115
	MBS AGY HYBRID	4.3500% 11-01-2033		684,172
	MBS AGY SEQ	3.0300% 06-15-2017		904,574
	AB-Home Eq Agy	5.0300% 08-25-2043		285,341
	CMBS CONDUIT	6.4200% 05-15-2035		1,001,681
	CMBS CONDUIT	6.5900% 03-15-2030		934,127
	CMBS CONDUIT	6.8200% 06-15-2032		1,050,059
	MBSN NAG PT ARM	4.9400% 03-25-2034		533,203
	US Treas Note	3.3800% 09-15-2009		781,337
	US Treas Note	4.0000% 04-15-2010		1,093,444
				13,382,246

	UBS AG	Synthetic GIC Wrap Agreement Contract #5099 at 4.1%		15,735
	INVESCO	INVESCO AAA ABS Group Trust		2,398,052
				2,413,787

	Monumental	Synthetic GIC Wrap Agreement Contract #MDA-00546TR at 5.1%		(6,995)
	US Dollar	Cash		8,964
	Chase EOD Bk Liq Fd	4.33%		158,734
	Humana Inc	7.2500% 08-01-06		121,529
	Intl Lease Finance	5.7500% 10-15-06		60,417
	Altria Group Inc	6.3750% 02-01-06		30,034
	Southern California Edison	6.3750% 01-15-06		120,050
	Torchmark Corp	6.2500% 12-15-06		70,836
	Tyco Intl Group SA	6.3750% 02-15-06		90,148
	Uruguay Republic	17.7500% 02-04-06		61,519
	Argentine Pesos	Forward Contract 2.893500 03-15-06		(2,589)
	Argentine Pesos	Forward Contract 2.959000 03-15-06		(1,393)
	Argentine Pesos	Forward Contract 2.960000 03-15-06		1,657
	Argentine Pesos	Forward Contract 2.995000 03-15-06		(888)
	Argentine Pesos	Forward Contract 3.001500 03-15-06		457
	Argentine Pesos	Forward Contract 3.003000 03-15-06		179
	Australian $	Forward Contract 0.731250 02-01-06		45
	Australian $	Forward Contract 0.731300 02-01-06		(87)
	Australian $	Forward Contract 0.737080 02-01-06		(130)
	Brazilian Real	Forward Contract 2.321500 03-15-06		(1,312)
	Brazilian Real	Forward Contract 2.322000 03-15-06		1,173
	Brazilian Real	Forward Contract 2.337000 03-15-06		513
	Brazilian Real	Forward Contract 2.350900 03-15-06		(696)
	Brazilian Real	Forward Contract 2.366000 03-15-06		(251)
	Brazilian Real	Forward Contract 2.981000 02-16-06		6,887
	Canadian $	Forward Contract 1.148470 03-15-06		257
	Canadian $	Forward Contract 1.164890 03-15-06		(11)
	Chilean Pesos	Forward Contract 511.150000 03-15-06		129
	Chilean Pesos	Forward Contract 512.000000 03-15-06		(115)
	Chinese Renminbi	Forward Contract 7.832000 09-20-06		93
	Chinese Renminbi	Forward Contract 7.853500 09-20-06		194
	Colombian Peso	Forward Contract 2278.000000 03-15-06		154
	Colombian Peso	Forward Contract 2280.000000 03-15-06		(475)
	EURO	Forward Contract 1.174100 02-01-06		228
	EURO	Forward Contract 1.174210 02-01-06		(6,205)
	EURO	Forward Contract 1.176420 02-01-06		(158)
	EURO	Forward Contract 1.176800 02-01-06		(147)
	EURO	Forward Contract 1.177100 02-01-06		138
	EURO	Forward Contract 1.177320 02-01-06		(131)
	EURO	Forward Contract 1.177375 02-01-06		(129)
	EURO	Forward Contract 1.177840 02-01-06		(192)
	EURO	Forward Contract 1.178330 02-01-06		34
	EURO	Forward Contract 1.179160 02-01-06		1,111
	EURO	Forward Contract 1.180400 02-01-06		51
	Hungarian Forint	Forward Contract 218.050000 03-16-06		(625)
	Iceland Krona	Forward Contract 63.884900 03-15-06		11
	Iceland Krona	Forward Contract 63.910000 03-15-06		(23)
	Indian Rupees	Forward Contract 45.620000 03-15-06		(192)
	Indonesian Rupia	Forward Contract '03-15-06		(756)
	Indonesian Rupia	Forward Contract 9900.000000 03-15-06		253
	Indonesian Rupia	Forward Contract 9910.000000 03-15-06		147
	Israel Shekel	Forward Contract 4.602100 03-15-06		5
	Israel Shekel	Forward Contract 4.610800 03-15-06		(7)
	Israel Shekel	Forward Contract 4.614000 03-15-06		103
	Japanese Yen	Forward Contract 116.390000 02-01-06		203
	Japanese Yen	Forward Contract 116.510000 02-01-06		183
	Japanese Yen	Forward Contract 117.840000 02-01-06		49
	Japanese Yen	Forward Contract 118.376000 02-01-06		2,872
	Japanese Yen	Forward Contract 118.455000 02-01-06		(3,296)
	Mexican Pesos	Forward Contract 10.604500 03-15-06		230
	Mexican Pesos	Forward Contract 10.725000 03-15-06		6
	Mexican Pesos	Forward Contract 10.727500 03-15-06		15
	Mexican Pesos	Forward Contract 10.768000 03-15-06		(85)
	Norwegian Krone	Forward Contract 6.592300 03-15-06		1,393
	Norwegian Krone	Forward Contract 6.596200 03-15-06		(1,356)
	Philippine Peso	Forward Contract 53.660000 03-15-06		(56)
	Philippine Peso	Forward Contract 53.860001 03-15-06		(102)
	Philippine Peso	Forward Contract 53.580000 03-15-06		(100)
	Philippine Peso	Forward Contract 53.700000 03-15-06		433
	Pound Sterling	Forward Contract 1.708275 02-01-06		(165)
	Pound Sterling	Forward Contract 1.708685 02-01-06		(157)
	Pound Sterling	Forward Contract 1.710140 02-01-06		(128)
	Pound Sterling	Forward Contract 1.740175 02-01-06		(473)
	Pound Sterling	Forward Contract 1.755050 02-01-06		(770)
	Russian Ruble	Forward Contract 28.716000 03-15-06		70
	Russian Ruble	Forward Contract 28.740000 03-15-06		(254)
	Singapore $	Forward Contract 1.665700 03-15-06		(65)
	Singapore $	Forward Contract 1.668190 03-15-06		174
	Slovakian Koruna	Forward Contract 31.615000 03-15-06		(459)
	Slovakian Koruna	Forward Contract 31.618000 03-15-06		(697)
	Slovakian Koruna	Forward Contract 31.670000 03-15-06		191
	Slovakian Koruna	Forward Contract 32.412870 03-15-06		(567)
	South Africa Ran	Forward Contract 6.311700 03-15-06		(207)
	South Africa Ran	Forward Contract 6.408300 03-15-06		72
	South Africa Ran	Forward Contract 6.423000 03-15-06		(265)
	South Africa Ran	Forward Contract 6.426800 03-15-06		(162)
	South Korean Won	Forward Contract 1012.750000 03-15-06		(57)
	South Korean Won	Forward Contract 1018.600000 03-15-06		(176)
	South Korean Won	Forward Contract 1034.000000 03-15-06		966
	Swedish Krona	Forward Contract 7.925500 03-15-06		(50)
	Swiss Francs	Forward Contract 1.291250 03-15-06		(408)
	Taiwan $	Forward Contract 32.850000 03-15-06		176
	Taiwan $	Forward Contract 32.900000 03-15-06		208
	Taiwan $	Forward Contract 32.945000 03-15-06		(435)
	Taiwan $	Forward Contract 33.060000 03-15-06		569
	Thai Baht	Forward Contract 40.930000 03-15-06		(17)
	Thai Baht	Forward Contract 41.140000 03-15-06		(39)
	Thai Baht	Forward Contract 41.360000 03-15-06		138
	Thai Baht	Forward Contract 41.490000 03-15-06		(126)
	Thai Baht	Forward Contract 41.740000 03-15-06		(199)
	Turkish Lira	Forward Contract 1.378600 03-15-06		82
	Turkish Lira	Forward Contract 1.379300 03-15-06		36
	US Treasury Note	4.0000% 04-15-10		492,840
	US Treasury Note	4.1250% 08-15-10		297,156
	US Treasury Bond	6.2500% 08-15-23		537,466
	US Treasury Bond	6.6250% 02-15-27		152,333
	US Treasury Bond	7.5000% 11-15-16		125,678
	US Treasury Note	4.0000% 02-15-14		973,330
	US Treasury Note	5.6250% 05-15-08		102,749
	UST Strip Prin	0.0000% 11-15-21		480,724
	UST Strip Prin	0.0000% 11-15-27		257,082
	ARGENTINA Boden	4.0050% 08-03-12		109,620
	CDS MX10Y 1.03 11-15	1.0300% 11-20-15		271,065
	CDS MX10Y 1.04 11-15	1.0400% 11-20-15		105,493
	CDS MX10Y Offset	0.0000% 11-20-15		(105,000)
	CDS MX10Y Offset	0.0000% 11-20-15		(270,000)
	Trinidad & Tobago	9.7500% 07-01-20		56,961
	Trinidad & Tobago	9.7500% 07-01-20		14,240
	Russia Federation Ministry Finance V	3.0000% 05-14-08		94,625
	Asset Securitization Corp 97-D5 A1B CMBS	6.6600% 02-14-43		71,189
	Banc America Commercial Mtg 2005-6 A4	5.1820% 09-10-47		25,146
	Banc America Mtg Sec 2005-A *2A2*	4.4653% 02-25-35		269,991
	Bear Stearns Commercial Mgt Sec 2005-PWR9 A4A	4.8710% 09-11-42		73,410
	Bear Stearns Commercial Mgt Sec 2004-PWR6 A6	4.8250% 11-11-41		195,397
	Bear Stearns Commerical Mgt Sec 2005-T20 A4A	5.1561% 10-12-42		65,317
	Chase Commercial Mtg Sec 98-2 A2 CMBS	6.3900% 11-18-30		49,474
	CD 2005-CD1 A4	5.2254% 09-15-20		55,578
	CS First Boston 97-C2 A3 CMBS	6.5500% 01-17-35		143,345
	DLJ Commercial Mtg 97-CF2 A1B 144A	6.8200% 10-15-30		82,336
	Greenwich Capital Commercial Funding Corp 2003-C2 A4	4.9150% 01-05-36		197,248
	Greenwich Capital Commercial Funding Corp 2005-GG3 A4	4.7990% 08-10-42		243,795
	GMAC Commercial Mtg Sec 99-CTL1 A 144A	7.1510% 12-15-16		14,533
	Impac CNB Trust 05-4 *1A1*	4.6488% 05-25-35		218,459
	JP Morgan Chase Commercial Mtg Sec 2004-CBX A6	4.8990% 01-12-37		171,850
	Mortgageit Trust 05-4 *A1*	4.6588% 10-25-35		235,445
	Merrill Lynch Mortgage Investors 2005-A1 2A1	4.6021% 12-25-34		105,135
	Morgan Stanley Capital 2005-T17 A5	4.7800% 12-13-41		224,120
	Morgan Stanley Dean Witter Capital 01-TOP3 A3CMBS	6.2000% 07-15-33		179,389
	Morgan Stanley Dean Witter Capital 01-TOP3 A4CMBS	6.3900% 07-15-33		53,006
	Morgan Stanley Dean Witter Capital 03-TOP9 A2	4.7400% 11-13-36		127,071
	Nomura Asset Securities Corp 98-D6 A1B CMBS	6.5900% 03-15-30		144,683
	Wells Fargo Mortgage Backed Securities 05-AR2 2-A2**	4.5556% 03-25-35		213,377
	AESOP Funding II 2005-1 A1 144A	3.9500% 04-20-08		196,617
	Citibank Credit Card Issuance Trust 2004-A4 A4	3.2000% 08-24-09		97,455
	Citibank Credit Card Issuance Trust 2003-A6 A6	2.9000% 05-17-10		220,193
	Capital One Auto Finance Trust 03-B A4	3.1800% 09-15-10		225,785
	Capital One Multi Asset Backed Sec 03-A4 A4	3.6500% 07-15-11		43,709
	Daimler Chrysler Auto Trust 2004-B A3	3.1800% 09-08-08		109,012
	Fleet Credit Card Master Trust 03-A A	2.4000% 07-15-08		229,853
	HAT 2005-2 A2	4.1600% 09-17-08		64,792
	Harley-Davidson Motorcycle Trust 2004-3 A2	3.2000% 05-15-12		213,364
	MBNA Credit Card Master Note Trust 2003-A11 A11	3.6500% 03-15-11		232,980
	Nissan Auto Rec Owner Trust 2004-A A4	2.7600% 07-15-09		290,817
	USAA Auto Owner Trust 2004-1 A4	2.6700% 10-15-10		223,467
	WFS Financial Owner Trust 2005-3 A2	4.1100% 06-17-08		89,771
	WFS Financial Owner Trust 03-4 A4	3.1500% 05-20-11		226,269
	Massachusetts RRB Special Purpose Trust 01-1 A	6.5300% 06-01-15		59,208
	ACE Capital Trust II	9.7000% 04-01-30		166,669
	Aiful Corp 144A	4.4500% 02-16-10		125,705
	American Finl Group	7.1250% 04-15-09		74,319
	American Gen Fin Crp	5.4000% 12-01-15		104,921
	Ameriprise Financial	5.3500% 11-15-10		166,107
	AXA	8.6000% 12-15-30		146,012
	Citigroup Inc	5.0000% 09-15-14		177,130
	Credit Suisse FB USA	5.1250% 08-15-15		272,429
	DaimlerChrysler US	8.5000% 01-18-31		139,274
	ERAC USA Finance 144A	8.0000% 01-15-11		77,746
	ERAC USA Finance 144A	5.6000% 05-01-15		19,939
	Everest RE Group Ltd	8.7500% 03-15-10		134,926
	Farmers Ins Exc 144A	7.0500% 07-15-28		160,069
	Household Finance Co	6.3750% 10-15-11		137,330
	Household Finance Co	6.7500% 05-15-11		160,681
	Intl Lease Finance	6.3750% 03-15-09		103,713
	JPMorgan Chase & Co	5.1250% 09-15-14		346,724
	Liberty Mutual Group Bonds 144A	5.7500% 03-15-14		88,602
	Liberty Mutual Insurance 144A	7.6970% 10-15-97		84,462
	Mizuho Fncl Grp 144A	5.7900% 04-15-14		103,843
	MMI Capital Trust I	7.6250% 12-15-27		49,534
	Morgan Stanley	4.7500% 04-01-14		277,948
	Oversea-Chinese Banking Corp 144A	7.7500% 09-06-11		112,448
	Resona Bank NC 144A	5.8500% 09-29-49		129,560
	Sumitomo Tsy NC 144A	9.4000% 12-29-49		109,371
	UFJ Finance Aruba	6.7500% 07-15-13		217,965
	Unitrin Inc	4.8750% 11-01-10		68,443
	USF&G Cap 144A	8.3120% 07-01-46		120,935
	Willis North America	5.6250% 07-15-15		34,963
	Berkley (WR) Corp	5.1250% 09-30-10		103,612
	Berkley (WR) Corp	5.6000% 05-15-15		49,884
	XL Capital Europe	6.5000% 01-15-12		42,158
	XL Capital Ltd	5.2500% 09-15-14		44,107
	Agrium Inc	8.2500% 02-15-11		45,343
	Altria Group Inc	7.0000% 11-04-13		137,057
	Companhia Brasiliera Bebidas	10.5000% 12-15-11		123,000
	Amerada Hess	7.8750% 10-01-29		169,279
	American Home Prods	6.9500% 03-15-11		118,815
	American Airlines 03-1 G	3.8570% 01-09-12		15,578
	AOL Time Warner Inc	7.6250% 04-15-31		66,690
	AT&T - Liberty Media	7.8750% 07-15-09		52,611
	Liberty Media Corp	8.5000% 07-15-29		39,642
	Comcast Cable Comm Holdings	8.3750% 03-15-13		115,875
	AT&T Corp	9.0500% 11-15-11		21,006
	AT&T Wireless Svcs	7.8750% 03-01-11		224,506
	BSKYB Finance UK Ltd 144A	5.6250% 10-15-15		169,277
	Cellulosa Arauco	5.1250% 07-09-13		82,349
	Centex Corp	7.8750% 02-01-11		98,603
	Chancellor Media Corp	8.0000% 11-01-08		117,314
	Clear Channel Communications	5.0000% 03-15-12		28,553
	Clear Channel Communications	7.6500% 09-15-10		42,866
	Comcast Corporation	5.6500% 06-15-35		64,002
	Comcast Corporation	6.5000% 11-15-35		71,272
	Corning Inc	6.2000% 03-15-16		45,225
	Corning Inc	6.7500% 09-15-13		47,138
	Cox Communcations Inc	7.7500% 11-01-10		108,537
	Cox Enterprises 144A	8.0000% 02-15-07		97,753
	D R Horton Inc	5.3750% 06-15-12		14,486
	D R Horton Inc	5.6250% 09-15-14		67,593
	D R Horton Inc	6.8750% 05-01-13		56,994
	DeutscheTel Intl Fin	8.5000% 06-15-10		100,277
	DeutscheTel Intl Fin	8.7500% 06-15-30		114,385
	Electronic Data Systems Corp	7.4500% 10-15-29		79,389
	Ford Motor Company	7.4500% 07-16-31		27,200
	Ford Motor Credit Co	5.7000% 01-15-10		29,750
	Ford Motor Credit Co	7.3750% 10-28-09		35,800
	France Telecom Step	8.5000% 03-01-31		133,164
	GMAC	6.8750% 08-28-12		36,070
	GMAC	7.2500% 03-02-11		55,270
	Goodrich (BF) Co	7.5000% 04-15-08		42,034
	GTECH Holdings Corp	4.5000% 12-01-09		41,292
	Harrah's Operating	5.5000% 07-01-10		29,975
	Harrah's Operating	5.6250% 06-01-15		9,811
	Harrah's Operating	8.0000% 02-01-11		154,667
	Hutchison Whampoa 144A	5.4500% 11-24-10		101,037
	LabCorp of America	5.6250% 12-15-15		111,383
	Lennar Corp	7.6250% 03-01-09		74,258
	Liberty Media Corp	7.7500% 07-15-09		57,657
	Lubrizol Corp	5.5000% 10-01-14		30,123
	Lubrizol Corp	6.5000% 10-01-34		136,221
	May Deptartment Stores	8.0000% 07-15-12		119,904
	News America Hldgs	7.6000% 10-11-15		45,623
	News America Inc	5.3000% 12-15-14		84,167
	News America Inc	6.2000% 12-15-34		59,420
	Premcor Refinancing Group	6.1250% 05-01-11		51,438
	Pulte Homes Inc	7.8750% 08-01-11		82,170
	SBC Communications	5.3000% 11-15-10		160,387
	Sealed Air Corp 144A	5.3750% 04-15-08		85,114
	Sprint Capital Corp	6.1250% 11-15-08		10,294
	Sprint Capital Corp	6.8750% 11-15-28		54,724
	Sprint Capital Corp	7.6250% 01-30-11		88,180
	Sprint Capital Corp	8.7500% 03-15-32		39,687
	Staples Inc	7.3750% 10-01-12		67,273
	Telecom Italia Capital	5.2500% 10-01-15		67,971
	Telecom Italia Capital	6.0000% 09-30-34		134,392
	Temple-Inland Inc	6.6250% 01-15-18		103,043
	Time Warner Inc	8.3750% 03-15-23		86,924
	Turner Broadcasting System	8.3750% 07-01-13		80,657
	USA Interactive	7.0000% 01-15-13		92,817
	Viacom Inc	7.8750% 07-30-30		113,496
	Yara Intl ASA 144A	5.2500% 12-15-14		166,306
	Burlington N SantaFe Funding Trust	6.6130% 12-15-55		89,059
	Continental Airlines 00-1 A1	8.0480% 05-01-22		69,437
	Continental Airlines 98-3 A2	6.3200% 11-01-08		60,000
	Alliant Energy Res	9.7500% 01-15-13		87,450
	Centerpoint Energy	5.8750% 06-01-08		50,788
	Energen Corp	7.6250% 12-15-10		97,558
	PSEG Power	3.7500% 04-01-09		91,057
	Reliant Energy Resources	6.5000% 02-01-08		40,989
	Texas New Mexico Power	6.2500% 01-15-09		30,739
	TXU Corp	4.8000% 11-15-09		67,363
	Wellington Management Company, LLP	Collective Investment Fund II - HY		20,397
	Wellington Management Company, LLP	Collective Investment Fund II - MBS		12,833,561
	AMB Property LP	5.4500% 12-01-10		115,612
	Avalonbay Communities	8.2500% 07-15-08		85,870
	Developers Divers Realty	5.0000% 05-03-10		98,379
	EOP Operating LP	6.7500% 02-15-12		31,942
	ERP Operating LP	5.1250% 03-15-16		82,598
	Federal Realty Invs Trust	5.6500% 06-01-16		30,160
	Healthcare Properties	6.0000% 03-01-15		81,452
	Healthcare Realty Trust	8.1250% 05-01-11		88,681
	Kimco Realty	5.5840% 11-23-15		100,231
	Liberty Property Tr	8.5000% 08-01-10		112,693
	Regency Centers LP	5.2500% 08-01-15		58,756
	Simon Property Group	5.3750% 06-01-11		70,233
	Simon Property Group	4.6000% 06-15-10		48,720
	Simon Property Group	5.1000% 06-15-15		48,578
	Spieker Properties	7.6500% 12-15-10		76,805
				34,344,437

	Total Fixed Income Fund			84,603,055

				$ 509,277,592

*	Party-in-interest to the Plan.
**	These investments are participant directed and, therefore, cost information is not required to be presented.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEXMARK SAVINGS PLAN

Date: June 28, 2006	By:	/s/Richard A. Pelini
Richard A. Pelini
Vice President and Treasurer
Lexmark International, Inc.
Plan Administrator

Index to Exhibits

Number        Description of Exhibit

      23            Consent of Independent Registered Public Accounting Firm

E-1